SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that on March 15, 2017 the company received Official Letter No. 128/2017/CVM/SEP/GEA-1  of Comissão de Valores Mobiliários ("CVM"), as transcribed at the end of this annoucement, requesting clarification regarding the news entitled “Eletrobras considers ‘inappropriate’ government appointments for two boards” published by the newspaper O Globo on February 21, 2017.

In compliance with the aforementioned Official Letter, the Company clarifies:

1.   Itaipu Binacional follows a special regulation provided for by the Itaipu Binacional Treaty executed on April 26, 1973, and enacted by decree 72,707, of August 28, 1973;

2.   Such special regime, when appointing members to the Board of Itaipu Binacional, Eletrobras observes its governance rules, which are governed by Act 13,303/2016 (“Government-controlled companies Act”) and Decree 8,945/2016, which regulates such act;

3.   In accordance with the Itaipu Treaty, the members of the Executive Board shall be appointed by the respective Brazilian and Paraguayan Governments, on the basis of proposals from Eletrobras or ANDE, as the case may be.

4.   In exercising its authority provided for by art. 12, paragraph 2, of Annex “A” of the Itaipu Binacional Treaty, Eletrobras, through its Board of Directors, proposed, among the six (6) candidates, the names of Mr. Luiz Fernando Leone Vianna, Mr. Marcos Antônio Baumgartner, Mr. Ramiro Wahrhafting and Mr. Cesar Eduardo Ziliotto, for the positions of Brazil General Officer, Administrative Officer, Coordination Officer and Legal Officer, respectively. The others candidates were not recommended by the Board of Directors, due to lack of proof of technical qualification, according to the evaluation of said collegiate;

MARKET ANNOUNCEMENT

5.   At the end of the process, the Brazilian government, pursuant to Diplomatic Note 439, of December 20, 1993 from the Brazilian Government to the Paraguayan Government, is responsible for appointment of candidates to compose the Board of Itaipu.

Rio de Janeiro, March 17, 2017.

Armando Casado de Araujo

Financial and Investor Relations Officer

MARKET ANNOUNCEMENT

Transcript of Official Letter 128/2017/CVM/SEP/GEA-1

“Subject: Request for additional clarification

Dear Sir,

 I refer to the  Market Announcement disclosed by the Company trhough sistema Empresas.net, on Feb. 23, 2017 in response to Official Letter No. 101/2017/CVM/SEP/GEA-1, in which CENTRAIS ELETRICAS BRASILEIRAS S.A. - ELETROBRAS informs that it “pursuant to art. 12, paragraph 2, of Annex “A” of the Itaipu Binacional Treaty, the company is responsible for appointing members to the Executive Board of Itaipu Binacional. The selection and approval of candidates for said positions are done in accordance with company’s governance rules.”

1.      Considering the Company did not respond to our request, and considering the considerations made are the primary focus of these news – not its authority regarding the appointment of members, we hereby request the following clarification: “the jury of executives considered inappropriate, from the technical point of view, the names appointed by the political base of the government for two key boards: financial and technical”.

  Such statement should be made via Sistema Empresa.NET, category: Comunicado ao Mercado (Market Announcement), type: Esclarecimentos sobre Consultas CVM/BOVESPA (Clarification regarding CVM/BOVESPA Consultations), including a transcript of this official letter.
  We draw your attention to the fact that by order of the Superintendence of Business Relations, using the powers legally vested in them, and based on item II, article 9, of Act 6,385/76, and CVM Instruction No. 452/07, a punitive fine of R$ 1,000.00 (one thousand Brazilian reais) shall apply without prejudice to other administrative sanctions for non-compliance within 1 (one) business day from receipt of this official letter, submitted to the electronic address of the investor relations on this date.

Sincerely,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.